Exhibit 8

[Letterhead of CORE Industrial Partners]

November 22, 2023

Special Committee of the Board of Directors

Fathom Digital Manufacturing Corporation

1050 Walnut Ridge Drive

Hartland, Wisconsin 53029

Dear Members of the Special Committee of the Board of Directors:

CORE Industrial Partners, LLC (“CORE”, “we”, “our” or “us”), on behalf of itself and its affiliated investment vehicles (the “CORE Funds”), is pleased to submit this non-binding proposal pursuant to which an existing or newly formed entity on behalf of the CORE Funds would acquire for cash all of the outstanding shares of capital stock of Fathom Digital Manufacturing Corporation (the “Company”) not currently owned by the CORE Funds.

As you are aware, we have been investors in the Company or its predecessors since 2018 and we have a deep understanding and appreciation of the Company’s business as well as the opportunities and challenges facing the Company. As of the date hereof, the CORE Funds currently own shares of Class A Common Stock and Class B Common Stock representing approximately 63% of the total voting power of the Company (based on the Company’s latest Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2023).

Proposal

We are pleased to offer a purchase price of $4.50 per share in cash per share of Class A Common Stock (the “Proposal”). The Proposal is based on 2,386,077 shares of Class A Common Stock outstanding and 158,485 shares of Class B Common Stock outstanding and not owned by the CORE Funds (in each case, excluding outstanding warrants, earnout shares or other contingent equity interests).

The proposed consideration represents:

•	A 4% premium to the closing price as of November 21, 2023; and

•	A 6% premium to the 30-day volume-weighted average trading price as of November 21, 2023.

This Proposal offers the Company’s stockholders a compelling combination of value, speed and certainty, and an opportunity for near-term liquidity. The Company’s stockholders would receive an immediate and certain premium value, and de-risks their investments in a volatile and uncertain market. Our Proposal also facilitates focus on serving the Company’s customers and ensuring its long-term success, including via significant additional investment, without the challenges and limitations that come with operating as a public company.

While we have strong conviction in our ability to move expeditiously toward signing, our Proposal remains subject to the negotiation and execution of mutually acceptable definitive agreements. Furthermore, we would expect the transaction to be subject to the express approval and recommendation of the Special Committee, and that the fully empowered Special Committee will have retained independent financial and legal advisors to assist in its evaluation of the Proposal and the negotiation of definitive documentation.

Approvals

This Proposal has been approved by the investment committee of the CORE Funds, which has expressly empowered us to make this Proposal as an acquirer of the Company’s capital stock. We wish to emphasize that the CORE Funds are only interested in acquiring the shares of the Company that we do not own, and accordingly, would not expect, in our capacity as a stockholder of the Company, to vote in favor of any alternative sale, merger or other corporate transaction involving the Company nor divest or sell any portion of our ownership interest.

Subject to final approval of our investment committee, the CORE Funds have obtained all required internal approvals for the transaction. No additional approvals will be required to consummate the transaction.

Structure and Closing Conditions

We expect that the transaction would be structured as a merger and do not expect the transaction to be subject to a financing condition. We expect the Proposal to be fully financed using a combination of new cash equity and rollover equity financing and we are open to considering the possibility of certain of the Company’s other significant stockholders rolling over all or a portion of their current investment. The transaction will be subject to customary closing conditions, including successfully obtaining all required stockholder and regulatory approvals.

Advisors

We have retained Kirkland & Ellis LLP as our legal advisor with respect to the transaction. Our advisors are prepared to dedicate such resources as may be necessary to complete negotiations, execute definitive agreements and consummate a transaction as promptly as practicable.

Non-Binding Effect

This Proposal is a non-binding expression of interest and is not intended, and shall not be construed, to constitute an offer subject to binding acceptance or that could result in a binding obligation of the Company or the CORE Funds. We reserve the right to withdraw or modify the Proposal at any time and no legal obligation to consummate the Proposal or any other transaction shall arise unless and until the execution of a definitive agreement between the CORE Funds (and/or a designated affiliate) and the Company.

Disclosures

In accordance with applicable securities laws, the CORE Funds expect to make appropriate amendments to the CORE Funds’ filing with the SEC on Schedule 13D, including attaching this letter as an exhibit thereto.

We look forward to receiving the Special Committee’s response to this Proposal and moving expeditiously towards definitive agreements. Should the Special Committee or its advisors have any questions or comments regarding the Proposal, please do not hesitate to contact us or our counsel at Kirkland & Ellis LLP.

Sincerely,

CORE Industrial Partners, LLC

By:	/s/ John R. May
Title:	Sole Managing Member